CYC 3/20/12


12061225

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingto[n, D.C. 20549]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

AB 4/12

SEC FILE NUMBER
8- 94

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. C. Ziegler and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/12

B. C. ZIEGLER AND COMPANY

Securities Investor Protection Corporation
Transitional Assessment Reconciliation
For the fiscal period beginning January 1, 2011
and ending December 31, 2011

(with Independent Registered Public Accounting Firm Report)

Grant Thornton

Report of Independent Registered Public Accounting Firm

Board of Directors of B.C. Ziegler and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by B.C. Ziegler and Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Chicago, Illinois
February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000094 FINRA DEC
B C ZIEGLER AND COMPANY 10*10
ATTN ELIZABETH A WATKINS
200 S WACKER DR STE 2000
CHICAGO IL 60606-5911
Jean Heberer

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jean Heberer (414) 978-6561

2. A. General Assessment (item 2e from page 2) $ 126,812

B. Less payment made with SIPC-6 filed (exclude interest) (51,963)

7/27/2011
Date Paid

C. Less prior overpayment applied (---)

D. Assessment balance due or (overpayment) 74,849

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ---

F. Total assessment balance and interest due (or overpayment carried forward) $ 74,849

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 74,849

H. Overpayment carried forward $(---)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

B.C. Ziegler and Company
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 24 day of February, 2012.

Jeffrey C. Vredenbregt, Senior Managing Director/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending Dec. 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 60,927,680
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	---
(2) Net loss from principal transactions in securities in trading accounts.	---
(3) Net loss from principal transactions in commodities in trading accounts.	---
(4) Interest and dividend expense deducted in determining item 2a.	---
(5) Net loss from management of or participation in the underwriting or distribution of securities.	---
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	---
(7) Net loss from securities in investment accounts.	---
Total additions	---
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,020,115
(2) Revenues from commodity transactions.	---
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	658,522
(4) Reimbursements for postage in connection with proxy solicitation.	---
(5) Net gain from securities in investment accounts.	---
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	---
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	---
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See accompaning schedule. (Deductions in excess of $100,000 require documentation)	58,742
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 465,334	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ---	
Enter the greater of line (i) or (ii)	465,334
Total deductions	10,202,713
2d. SIPC Net Operating Revenues	$ 50,724,967
2e. General Assessment @ .0025	$ 126,812
	(to page 1, line 2.A.)

B. C. Ziegler & Company
Summary of 2c Deductions - Item (8)
Amounts from January 1, 2011 thru December 31, 2011

	Amount
Gain on the sale of Fixed Assets	95
Accounting Service Fees	
Service fees charged to Reg D related entities on a dollar for dollar basis	58,647
Total of 2c(8) Deductions	58,742

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

100 East Wisconsin Ave., Suite 2100
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910